Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	2003		2004		2005		2006		Three months Ended March 31, 2007
Ratio of Earnings to fixed charges
Pretax earnings (loss) from continuing operations	$15,338		$63,574		$9,159		$(572,907)		$(21,756)
Add:
Fixed charges	49,999		41,253		41,039		46,178		17,458

Total Earnings (Loss) (A)	$65,337		$104,827		$50,198		$(526,729)		$(4,298)

Interest Expense	$41,884		$33,967		$32,694		$36,907		$10,201
Estimate of the interest within rental expense	8,115		7,286		8,345		9,271		7,257

Total Fixed Charges (B)	$49,999		$41,253		$41,039		$46,178		$17,458

Ratio (A/B)	1.31	x	2.54	x	1.22	x	(11.41	)x	(0.25	)x